[CF Industries Letterhead]

May 18, 2015

VIA EDGAR

Melissa Raminpour
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	CF Industries Holdings, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-32597

Dear Ms. Raminpour:

CF Industries Holdings, Inc. (the “Company”) is in receipt of the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission dated May 14, 2015 (the “Comment Letter”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. As discussed with the Staff by telephone on May 15, 2015, the Company will respond to the comments in the Comment Letter by no later than June 12, 2015.

Please do not hesitate to contact me at (847) 405-2509 if you have any questions.

Very truly yours,

/s/ Richard A. Hoker

Richard A. Hoker
Vice President and Corporate Controller

cc:	W. Anthony Will, President and Chief Executive Officer
Dennis P. Kelleher, Senior Vice President and Chief Financial Officer
Douglas C. Barnard, Senior Vice President, General Counsel, and Secretary
Steven Hajdukovic, Partner, KPMG LLC